Exhibit 99.1

Scorpio Bulkers Inc. Announces Closing of Previously Announced Credit Facilities, Newbuilding Vessel Deliveries, and Time Charter-Out Agreement

MONACO--(Marketwired - January 29, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that it has closed two previously announced credit facilities, taken delivery of three newbuilding vessels, and agreed  to time charter-out a Capesize newbuilding that is currently under construction in China.

$411.3 Million Loan Facility

On January 15, 2015, the Company closed a previously announced $411,264,000 senior secured credit facility with a group of financial institutions to finance a portion of the purchase price of 12 Capesize vessels (of which the Company has agreed to convert two Capesize vessels into the two LR2 product tankers that are held for sale) under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd.  The facility matures six years, and in certain circumstances up to 12 years, from the delivery of the final vessel securing the facility.

$409.0 Million Loan Facility

On December 30, 2014, the Company closed a $408,976,447 senior secured credit facility arranged by two leading European financial institutions to finance a portion of the purchase price of 20 vessels (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. The facility was previously announced as a $540,000,000 loan, which has now been reduced to a size of $408,976,447 due to the removal of the financing on the four Capesize vessels that the Company has agreed to convert into four LR2 product tankers and sell to Scorpio Tankers Inc., a related party. The facility has a final maturity of six years from the date of signing.

Newbuilding Vessel Deliveries

The Company recently took delivery of the following vessels:

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SBI Bravo, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd. The vessel has been fixed for a time charter trip of about 45 days at a rate of $9,750 per day plus a lump sum of $300,000.

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SBI Athena, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd. The vessel has been fixed for a time charter trip of about 72 days at a rate of $7,500 per day for the first 65 days and $10,000 per day for the balance.

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SBI Samba, a Kamsarmax vessel, was delivered from Imabari Shipbuilding Co. Ltd. The vessel has been fixed for a time charter trip of about 60 days at a rate of $7,400 per day plus a lump sum of $200,000.

Time Charter Employment

The Company has agreed to time charter-out the SBI Puro, a Capesize vessel that is currently under construction in China with delivery expected in early February, 2015. Upon delivery from the shipyard, the vessel will be chartered-out to a major European charterer for 10-13 months at $13,800 per day.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns five dry bulk vessels (two Ultramax and three Kamsarmax vessels), time charters-in 17 dry bulk vessels (one Handymax, one Ultramax, three Supramax, three Panamax, six Kamsarmax and three Post-Panamax vessels) and has contracted for 68 dry bulk vessels consisting of 27 Ultramax, 19 Kamsarmax and 22 Capesize vessels from shipyards in Japan, South Korea, China and Romania. The Company also has six LR2 tankers under construction from shipyards in South Korea and Romania, four of which the company has agreed to sell and two of which are held for sale. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 7.5 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com